                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934



                          Recovery Engineering, Inc.
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                               (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   756269 10 6
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                                 (CUSIP Number)

                                Terry L. Overbey
                          The Procter & Gamble Company
                           One Procter & Gamble Plaza
                             Cincinnati, Ohio 45202
                                 (513) 983-1100

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:

                             Stephen Fraidin (P.C.)
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York 10004
                                 (212) 859-8000

                                 August 26, 1999


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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.
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             CUSIP No. 756269 10 6
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       1      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   The Procter & Gamble Company
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       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                                     (b) [_]
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       3      SEC USE ONLY
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       4      SOURCE OF FUNDS
                   WC
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       5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                      [_]

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       6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Ohio
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         NUMBER OF         7     SOLE VOTING POWER

          SHARES                            - 0 -
                         -------------------------------------------------------
       BENEFICIALLY        8     SHARED VOTING POWER
                                          1,192,150(1)
                         -------------------------------------------------------
         OWNED BY
           EACH            9     SOLE DISPOSITIVE POWER
                         -------------------------------------------------------
         REPORTING
          PERSON                            - 0 -
                         -------------------------------------------------------
           WITH            10    SHARED DISPOSITIVE POWER

                                            - 0 -
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       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,192,150(1)

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       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [_]
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       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   19.3%
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       14     TYPE OF REPORTING PERSON
                   CO
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(1)   See Items 4 and 5 hereof.

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

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CUSIP No. 756269 10 6
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       1     NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  TENZING, INC.
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       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [_]
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       3     SEC USE ONLY
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       4     SOURCE OF FUNDS
                  AF
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       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [_]
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       6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Minnesota
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         NUMBER OF         7     SOLE VOTING POWER

          SHARES                            - 0 -
                         -------------------------------------------------------
       BENEFICIALLY        8     SHARED VOTING POWER
                                          1,192,150(1)
                         -------------------------------------------------------
         OWNED BY

          EACH             9     SOLE DISPOSITIVE POWER

         REPORTING

          PERSON                            - 0 -
                         -------------------------------------------------------

           WITH            10    SHARED DISPOSITIVE POWER

                                            - 0 -

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      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,192,150(1)
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      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                      [_]
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

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      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.3%
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      14     TYPE OF REPORTING PERSON
                  CO
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(1)      See Items 4 and 5 hereof.

ITEM 1.       Security and Issuer
              -------------------

              This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, $0.01 par value ("Issuer Common Stock"), of Recovery Engineering, Inc., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9300 North 75th Avenue, Minneapolis, Minnesota 55428.

ITEM 2.       Identity and Background
              -----------------------

              (a)-(c) This Statement is filed by The Procter & Gamble Company, an Ohio corporation ("Procter & Gamble") and Tenzing, Inc., a Minnesota corporation and a direct wholly owned subsidiary of Procter & Gamble ("Merger Sub") (collectively, the "Procter & Gamble Companies"). Procter & Gamble manufactures and markets a broad range of consumer products in many countries throughout the world. Procter & Gamble's products fall into five business segments: Laundry and Cleaning, Paper, Beauty Care, Food and Beverage, and Health Care. Merger Sub is newly formed by Procter and Gamble in connection with the Offer (as defined below) and the transactions contemplated thereby. The principal business offices of each of Procter and Gamble and Merger Sub are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202-3315. It is not anticipated that, prior to the consummation of the Offer and the Merger (as defined below), Merger Sub will have any significant assets or liabilities or will engage in any activities other than those incident to the Offer and the Merger.

              (d)-(e) During the five years prior to the date hereof, none of the Procter & Gamble Companies nor, to the best of their knowledge, any executive officer or director of any of the Procter & Gamble Companies (who are listed on Schedule I to the Offer to Purchase filed as part of the Schedule 14D-1 (as defined below)), (i) has been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       Source and Amount of Funds or Other Consideration
              -------------------------------------------------

              The total amount of funds required to purchase all of the shares of Issuer Common Stock, to cancel options and warrants to acquire Issuer Common Stock, to cancel the $15 million principal amount of Convertible Notes due 2003 of the Company, and to pay Parent's related fees and expenses is approximately $283 million. Amounts necessary to pay for the shares of Issuer Common Stock which are tendered in the Offer will be obtained by Merger Sub from Procter & Gamble's existing working capital.

ITEM 4.  Purpose of Transaction
         ----------------------

              Procter & Gamble, Merger Sub, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of August 26, 1999 providing for, among other things, the commencement by Merger Sub of a tender offer to purchase all of the outstanding shares of Issuer Common Stock for $35.25 per share in cash without interest (the "Offer") and, following the Offer, the merger of the Issuer and Merger Sub (the "Merger"). Simultaneously with the execution and delivery of the Merger Agreement, the Procter & Gamble Companies entered into a Tender and Option Agreement dated as of August 26, 1999 (the "Tender and Option Agreement") with certain shareholders of the Issuer (the "Major Shareholders") as follows: (i) WEC, Inc. (formerly known as Wanner Engineering, Inc.) - 596,100 shares; (ii) William F. Wanner, Jr. - 58,050 shares and 8,000 options exercisable within 60 days; and (iii) Brian F. Sullivan - 408,500 shares and 121,500 options exercisable within 60 days. Under the Tender and Option Agreement, the Major Shareholders have agreed, subject to the terms thereof, to tender all of their shares of Issuer Common Stock to Merger Sub pursuant to the Offer. The Major Shareholders have also granted the Procter & Gamble Companies a proxy to vote their shares, representing approximately 19.3% of the issued and outstanding shares of Issuer Common Stock as of August 25, 1999, in favor of the Merger. The Major Shareholders have also granted the Procter & Gamble Companies an option to purchase their shares of Issuer Common Stock under certain conditions.

              Simultaneously with the execution and delivery of the Merger Agreement, Procter & Gamble also entered into a Stock Option Agreement (the "Company Option") pursuant to which the Issuer granted to Procter & Gamble an option to purchase 1,202,875 shares of Issuer Common Stock, subject to the terms thereof. The Procter & Gamble Companies disclaim beneficial ownership of these shares of Issuer Common Stock.

              The foregoing summary of the Tender and Option Agreement and Company Option is qualified in its entirety by reference to such agreements, which have been filed as exhibits to this Schedule 13D.

              Except as indicated in this Schedule 13D or as disclosed in the
Schedule 14D-1 of the Procter & Gamble Companies filed with the Securities and Exchange Commission on September 1, 1999 (the "Schedule 14D-1"), the contents of which are incorporated herein by reference, the Procter & Gamble Companies currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.       Interest in Securities of the Issuer
              ------------------------------------

                  (a) As a result of entering into the Tender and Option Agreement, the Procter & Gamble Companies may be deemed to own beneficially 1,192,150 shares of Issuer Common Stock. The Procter & Gamble Companies do not own any shares of

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Issuer Common Stock and, except as set forth in this Schedule
13D, are not the "beneficial owner" of any such shares, as such term is defined in the Securities Exchange Act of 1934 or the rules and regulations thereunder.

                  (b) Pursuant to the Tender and Option Agreement, the Procter & Gamble Companies possess shared power to vote, or direct the vote of, the shares of the Issuer Common Stock held by the Major Shareholders.

                  (c) Except as set forth herein, none of the Procter & Gamble Companies beneficially owns any shares of Issuer Common Stock and none of the Procter & Gamble Companies, or any executive officer or director of any of the Procter & Gamble Companies (who are listed on Schedule I to the Offer to Purchase filed as part of the Schedule 14D-1), has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof except as described herein.

                  (d) and (e) Not applicable.

ITEM 6.       Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to Securities of the Issuer
              -----------------------------------

              Except as described in this Schedule 13D or in the Schedule 14D-1, none of the Procter & Gamble Companies or any executive officer or director of any of the Procter & Gamble Companies (who are listed on Schedule I to the Offer to Purchase filed as part of the Schedule 14D-1) has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer. The transactions discussed in Item 4 are further described in the Schedule 14D-1 and in the exhibits to the Schedule 14D-1, including the Merger Agreement, the Tender and Option Agreement, the Company Option and the Joint Press Release issued by the Issuer and Procter & Gamble on August 26, 1999. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

ITEM 7.       Material to be Filed as Exhibits
              --------------------------------

              Exhibit 1 --             Agreement and Plan of Merger dated as of
                                       August 26, 1999, among Procter & Gamble,
                                       Merger Sub and the Issuer.

              Exhibit 2 --             Tender and Option Agreement dated as of
                                       August 26, 1999, among Procter & Gamble,
                                       Merger Sub and the Stockholders listed on Schedule A thereto.

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              Exhibit 3 --             Stock Option Agreement dated as of August
                                       26, 1999, between Procter & Gamble and
                                       the Issuer.

              Exhibit 4 --             Joint Filing Agreement.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                   THE PROCTER & GAMBLE COMPANY


                                   By: /s/ Gretchen W. Price
                                       -------------------------------------
                                       Name:  Gretchen W. Price
                                       Title: Treasurer

                                   TENZING, INC.


                                   By: /s/ Gretchen W. Price
                                       -------------------------------------
                                       Name:    Gretchen W. Price
                                       Title:   Vice President and Treasurer


Dated: September 2, 1999



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